

Mail Stop 4631

October 30, 2009

By U.S. Mail and Facsimile

Mr. Thomas R. Oxenreiter
Chief Financial Officer
Geospatial Holdings, Inc.
229 Howes Run Road
Sarver, PA 16055

> **Re: Geospatial Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **File No. 333-04066**

Dear Mr. Oxenreiter:

We have reviewed your response letter dated October 9, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 19

Liquidity and Capital Resources, page 20

1.   We appreciate your response to prior comment 1 of our comment letter dated September 11, 2009 and the additional disclosure provided in Amendment 2 to Form 10-K. In your future Exchange Act filings, please specifically address whether your actions/plans will enable you to finance your operations through the next twelve months from the date of the financial statements being reported upon.

Application of Critical Accounting Policies, page 21
Impairment Assessment of Intangible Asset, page 22

2.   We note your response to prior comment 2 and your additional disclosure in Amendment 2 to Form 10-K. If you have determined that the estimated fair value of your intangible assets is not substantially in excess of their carrying value, please provide the following disclosures in future filings:

- The percentage by which fair value exceeds carrying value as of the most recent impairment test.
- A discussion of the uncertainties associated with each key assumption.
- A discussion of any other potential events and/or circumstances that could have a negative effect on estimated fair value.

Alternatively, if you have determined that the estimated fair values of these assets substantially exceed their carrying values, please disclose this determination. In addition, we note that you intend to refer to experts. Please revise your disclosures to either identify each expert or delete your reference to them. We remind you that if you identify and refer to an expert, you must file their consent as an exhibit in a registration statement. Refer to Section 436(b) of Regulation C. In addition, if you choose to continue to reference these experts, please expand your disclose to more specifically describe the nature of their assistance.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief